EXHIBIT 99.1

FORM 51-102F3

Material Change Report

ITEM 1.                 NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")

106 Front Street East, Suite 400

Toronto, Ontario

M5A 1E1

ITEM 2.                 DATE OF MATERIAL CHANGE

May 2, 2011

ITEM 3.                 NEWS RELEASE

Issued May 2, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.                 SUMMARY OF MATERIAL CHANGE

The Company announced the results of  an updated National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its KSM project. The PFS Executive Summary can be found at www.seabridgegold.net/ksm_exec_sum2011. The complete PFS will be filed at www.sedar.com within 45 days.

The new PFS provides new reserve estimates and new estimates of operating costs, capital costs and project economics for Seabridge’s 100% owned KSM project.

ITEM 5.                 FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.                  OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                  EXECUTIVE OFFICER

Contact:                      Rudi Fronk

Telephone:                      (416) 367-9292

ITEM 9.                  DATE OF REPORT

DATED at Toronto, Ontario, this 2nd day of May, 2011.

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	May 2 2011

Updated Preliminary Feasibility Study Completed for Seabridge Gold’s KSM Project

Reserves Increase to 38.5 Million Ounces of Gold, 10.0 Billion Pounds of Copper,
214 Million Ounces of Silver and 257 Million Pounds of Molybdenum

Base Case Life of Mine Cash Operating Costs Estimated at $231 Per Ounce of Gold Produced
Total Costs (Inclusive of all Capital and Closure Costs) Estimated at $498 Per Ounce

Toronto, Canada – Seabridge Gold Inc. announced today the results of  an updated National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The updated PFS was prepared by Wardrop, A Tetra Tech Company (Wardrop). The PFS Executive Summary can be found at  www.ksm_exec_sum2011. The complete PFS will be filed at www.sedar.com within 45 days.

The new PFS includes 2010 drilling results and enhanced engineering work to:

•	Increase estimated mineral reserves by 27% for gold, 42% for copper, 61% for silver and 22% for molybdenum.
•	Extend mine life to 52 years from 37 (2.2 billion tonnes of reserves at a throughput of 120,000 tonnes per day).
•	Put in place the potential to expand throughput by 50% in the early years after start-up.
•	Produce gold at an estimated base case cash operating cost of US$105 per ounce during first 7 years of mine life.
•	Reduce base case capital payback to 6.6 years or 13% of mine life.
•	Improve base case total net cash flow by US$4.5 billion.

The comparisons noted above are against the KSM March 31, 2010 PFS also prepared by Wardrop.

Seabridge President and CEO Rudi Fronk stated that “the KSM project represents an extraordinary opportunity in the current economic environment. Our estimated operating costs and total costs per ounce of gold produced are well below the current average of the major gold producers. At current metal prices and currency exchange rates, estimated life of mine cash operating costs are minus US$79 per ounce while total costs including all capital and closure costs are just US$220 per ounce. Projected capital costs are in line with those of comparable, large-scale undeveloped gold-copper projects and at current metal prices and currency exchange rates, capital payback takes only to 4.8 years or 9% of mine life. Furthermore, KSM has the advantage of being located in a low-risk jurisdiction.”

The PFS envisages an open-pit mining operation at 120,000 metric tonnes per day (tpd) of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. and shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility

The designed throughput of 120,000 tpd is the industry standard start-up capacity for large tonnage copper and copper-gold projects (even when reserves are large enough to justify greater rates of production) because it is the practical limit for developing the necessary working space for sufficient ore production to feed the plant in the early years of an open pit mine. Examples include Cerro Verde, Batu Hijau, Boddington, Quebrada Blanca, Las Bambas and Conga, with start-up throughput varying between 100,000 and 140,000 tpd depending on ore hardness.  Planned expansion comes later as mining capacity increases, allowing the project economics to be improved with a higher throughput. Examples of projects that were originally built at 100,000 to 140,000 tpd throughput and have gone through or have planned expansions include Escondida, Cerro Verde and Batu Hijau. In the new KSM PFS, the project has been designed to accommodate a 50% expansion in the early years of operation, essentially removing anticipated bottle-necks in advance. Start-up capital costs have been increased accordingly.

Reserves
Lerchs-Grossman (“LG”) pit shell optimizations were used to define the mine plans in the updated PFS. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return). Waste to ore cut-offs were determined using metal prices of US$990 per ounce gold, US$2.91 per pound copper, US$15.40 per ounce silver and US$15.00 per pound molybdenum for net smelter return calculations. Net smelter return cut-offs for each pit are US$7.48 per tonne of ore for Mitchell and Iron Cap, US$7.82 for Sulphurets and US$7.56 for Kerr. Mineral Reserves for the KSM project are stated as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

Estimated proven and probable reserves of 38.5 million ounces of gold (2.192 billion tonnes at an average grade of 0.55 grams of gold per tonne) are derived from estimated total measured and indicated resources of 45.3 million ounces of gold (2.549 billion tonnes at an average grade of 0.55 grams of gold per tonne) including allowances for mining losses and dilution.

Production
At 120,000 tonnes per day, annual throughput for the mill is estimated at 43.8 million tonnes. With 2.19 billion tonnes of proven and probable reserves, KSM’s mine life is estimated at approximately 52 years. Production is scheduled to commence at the Mitchell deposit (years 1 to 40), to be augmented by Sulphurets (years 6 to 13), Kerr (years 14 to 36) and finally Iron Cap (years 38 to 52). Based on pit availability of ore and operating space, a potentially highly accretive ramp-up in production to 180,000 tonnes per day could be achieved prior to year 10 but this anticipated expansion is not included in cash flows. The economic impact of this expansion will be estimated in the PFS Final Report.

At Mitchell, there is a near-surface higher grade gold zone that would allow for gold production in the first seven years substantially above the mine life average. This higher grade gold zone significantly reduces the project’s payback period to approximately 6.6 years for the Base Case or within 13% of mine life. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first seven years compared to life of mine average production is estimated as follows:

Average Annual Metal Production
	Years 1-7 Average	Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.83 0.21 3.32 42.5	0.55 0.21 3.04 53.2
Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	854,000 166 million 2.9 million 1.1 million	546,000 157 million 2.7 million 1.7 million

Capital Costs
Start-up capital costs (including contingencies of US$576 million) are estimated at US$4.68 billion, approximately US$1.3 billion above the start-up capital cost estimate from the 2010 PFS. Start-up capital costs are higher due to: (i) the increase in reserves which requires additional mine waste rock placement and storage as well as associated water diversions, storage dams and water treatment facilities; (ii) building into the design the flexibility to be able to increase production by 50% early in the project’s life (essentially removing anticipated bottle-necks in advance); (iii) a more conservative estimated productivity rate during construction; (iv) higher labor rates compared to last year;  and (v) equipment cost inflation . The design also includes five on-site small energy recovery plants which would provide green power to the site and to the B.C. power grid.

                                                                            Start-up Capital Costs
Description	US$'000
Overall Site	121,485
Open Pit Mining	257,518
Crushing, Stockpiles and Grinding	491,363
Tunneling	323,200
Mitchell Teigen Tunnel Transfer System	180,364
Plantsite Grinding and Flotation	327,330
Tailings Management Facility	116,468
Water Treatment	267,372
Environmental	15,887
Avalanche Control	78,855
Site Services and Utilities	81,583
Ancillary Buildings	82,943
Plant Mobile Equipment	11,393
Temporary Services	217,450
Permanent Electrical Power Supply	169,410
Mini Hydro Plants	47,642
Energy Recovery Plants	10,954
Permanent Access Roads	64,986
Temporary Winter Access Roads	15,763
Offsite Infrastructure and facilities	62,210
Sub-total	2,994,176
Project Indirects	1,070,615
Owner's Costs	94,428
Contingencies	575,753
Total	4,684,972

Operating Costs
Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits) are estimated at US$13.29 per tonne milled (before base metal credits). Estimated unit operating costs are up approximately 14% from the 2010 PFS due primarily to increased labor, consumables and diesel costs. A breakdown of estimated unit operating costs is as follows:
Unit Operating Costs
Cost Category	US$s (Per Tonne Milled)
Mining Costs	5.37
Milling Costs: Staff & Supplies
Staff and Supplies	5.03
Power (Process only)	1.07
G&A	0.97
Site Services	0.26
Tailings	0.39
Water Treatment	0.36
On-Site Power Credit	(0.16)
Total	13.29

Economic Analysis
A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of April 15, 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. An Alternate Case was also constructed using a more conservative copper price approximately 40% below current market (assumes a significant worldwide recession) and gold and silver prices about 20% below current levels. Finally, a Spot Price Case was prepared using April 15, 2011 spot metal prices and currency exchange rates. The pre-tax economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results
	Base Case	Alternate Case	Spot Price Case
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	1,069 3.04 18.12 17.35	1,200 2.60 36.00 17.35	1,477 4.27 42.57 17.00
Net Cash Flow	$16.2 billion	$18.8	$35.7 billion
NPV @ 5% Discount Rate	$2.6 billion	$3.3	$7.8 billion
IRR (%)	9.2	10.2	14.9
Payback Period (years)	6.6	5.9	4.8
Operating Costs Per Ounce of Gold Produced During Years 1 to 7	105	134	-110
Operating Costs Per Ounce of Gold Produced (life of mine)	231	272	-79
Total Costs Per Ounce of Gold Produced (includes all capital)	498	539	220
US$/Cdn$ Exchange Rate	0.93	0.93	1.04

Note: Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

It is important to note that even with the increased capital and operating costs, the base case net cash flow and payback periods have improved when compared to the 2010 PFS.

National Instrument 43-101 Disclosure
The updated KSM PFS was prepared by Wardrop, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

•
Wardrop, under the direction of John Huang (overall report preparation, metallurgical testing review, mineral processing and process operating cost) and Hassan Ghaffari (infrastructure capital cost estimate, financial analysis and process related infrastructure)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)
•	Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting)
•	Bosche Ventures Ltd. under the direction of Harold Bosche (rope conveying, slurry pipeline system, tailings delivery, reclaim pumping and piping systems and associated capital costs)
•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (water diversion and seepage collection ponds, tailings dam, water treatment dam and related capital, operating and closure costs)
•	Allnorth Consultants Ltd. Under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)
•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated costs)

•	Thyssen Mining Construction of Canada Ltd. under the direction of Adrian Bodolan (tunnel design and costs).

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net